American Capital Mortgage Investment Corp.

2 Bethesda Metro Center, 14th Floor

Bethesda, Maryland 20814

September 7, 2012

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Capital Mortgage Investment Corp.
Registration Statement on Form S-3, File No. 333-183752

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, American Capital Mortgage Investment Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-183752), together with all exhibits and amendments thereto, which was filed on September 6, 2012 (the “Registration Statement”). The Registration Statement should have been filed on Form S-3ASR but was inadvertently filed on Form S-3. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offerings described in the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at sam.flax@americancapital.com or via facsimile at (202) 215-7081. If you have any questions regarding this application, please contact the undersigned at (301) 841-1405 or Joshua A. Kaufman of Skadden, Arps, Slate, Meagher & Flom LLP by telephone at (212) 735-2609. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Samuel A. Flax

Samuel A. Flax

Executive Vice President and Secretary